Exhibit 99.9

CERTIFICATE OF TIM SCHWARTZ

I, Tim Schwartz, M.Sc., P.Geo., of Flin Flon, Manitoba, do hereby certify that:

1.                                      I am currently employed as Senior Geologist with Hudbay Minerals Inc. (the “Issuer”), P.O. Box 1500, Flin Flon, Manitoba, Canada, R8A 1N9.

2.                                      I am a graduate of the University of Manitoba, Winnipeg, Manitoba, Canada in 1991 with a Bachelor of Science Honours degree in Geology.

3.                                      I am a graduate of the McMaster University, Hamilton, Ontario, Canada in 1995 with a Master of Science degree in Geology.

4.                                      I am a member in good standing of the Association of Professional Engineers & Geoscientists of the Province of Manitoba, Registration #21285.

5.                                      I have practiced my profession continuously for over 20 years and have been involved in mineral exploration for gold and base metals, and mine site geology, mineral resource estimations and studies on underground base metal deposits and operations in Canada.

6.                                      I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a “qualified person” for the purpose of NI 43-101.

7.                                      I am responsible for the preparation of sections 2 through 12 and section 14 of the technical report titled “Pre-Feasibility Study Technical Report, of the Lalor Deposit, Snow Lake, Manitoba, Canada”, dated March 29, 2012 (the “Technical Report”).  I visited the property on March 26, 2012.

8.                                      As of the date of this certificate to the best of my knowledge, information and belief, the technical report titled “Pre-Feasibility Study Technical Report, of the Lalor Deposit, Snow Lake, Manitoba, Canada”, dated March 28, 2012 contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

9.                                      I am not independent of the Issuer. Since I am an employee of the Issuer, a producing issuer, I fall under subsection 5.3 (3) of NI 43-101 where “A technical report required to be filed by a producing issuer is not required to be prepared by or under the supervision of an independent qualified person.”

10.                               I have read National Instrument 43-101 and Form 43-101F1, and the portions of the Technical Report I am responsible for have been prepared in compliance with the instrument and form.

11.                               I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 29th day of March, 2012.

/s/ Tim Schwartz, M. Sc., P. Geo.
Signature of Qualified Person

Tim Schwartz, M.Sc., P. Geo.
Senior Geologist
Hudbay